National Grid plc
                                   1-3 Strand
                                 London WC2N 5EH

September 21, 2005


VIA EDGAR TRANSMISSION AND FAX (202-772-9204)

Securities and Exchange Commission
Division of Corporate Finance 100 F Street, N.E.
Washington, DC 20549

Attn: Pradip Bhaumik - Division of Corporation Finance

RE: National Grid plc (formerly known as National Grid Transco plc) Registration Statement on Form F-3 (File No. 333-120570)
     --------------------------------------------------------

Ladies and Gentlemen:

The undersigned registrant (the "Registrant"), hereby applies, pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), to withdraw the Registration Statement on Form F-3 (File No. 333-120570), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was filed by the Registrant with the Securities and Exchange Commission (the "Commission") as of November 17, 2004.

The Registrant is requesting the withdrawal of the Registration Statement because it has decided not to pursue a public offering of its debt securities in the United States at this time. The Registration Statement was not declared effective by the Commission and no securities were sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of National Grid plc for its future use, in accordance with Rule 457(p) of the Securities Act.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Mark Noble, Corporate Counsel, via facsimile at 011-44-207-004-3207 and via mail at National Grid plc, 1-3 Strand, London, WC2N 5EH, U.K. and to Joseph Ferraro of LeBoeuf, Lamb, Greene & MacRae, via facsimile at 011-44-207-459-5099 and via mail at No. 1 Minster Court, Mincing Lane, London EC3R 7YL, U.K. If you have any questions regarding this request for withdrawal, please contact Joseph Ferraro of LeBoeuf, Lamb, Greene & MacRae, by telephone at 011-44-207-459-5125.

                                Very truly yours,

                                National Grid plc

                                /s/ Steve Lucas
                                -----------------------------
                                Name:  Steve Lucas
                                Title: Group Finance Director